Press Release
[Graphic omitted] Ahold
                                                                Royal Ahold
                                                                Public Relations

                                                           Date:  April 18, 2003
                                          For more information: +31.75.659.57.20

Ahold distances itself from statements in television program

In "Barend & Van Dorp, a talk show on Dutch television, of April 17, 2003, Mr Barend states that Cees van der Hoeven, former CEO of Ahold, demands EUR 5 million as severance payment and EUR 5 million for repayment of his mortgage. According to Mr Barend this information comes from the Ahold corporate office in Zaandam.

Ahold distances itself from these statements. As announced in a press release dated March 21, 2003 Ahold and Van der Hoeven did not negotiate about a severance package. Van der Hoeven did not demand any amounts for this purpose.

Parties have jointly agreed that any severance package will be left to an impartial body (arbitration tribunal) that has no ties with Ahold or Van der Hoeven.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
 http://www.ahold.com                             Fax:   +31 (0)75 659 8302